SilverCrest Expands Babicanora High-Grade Footprint to 1.3 Kilometres; More Bonanza Grades

Vancouver, British Columbia--(Newsfile Corp. - January 29, 2018) - SilverCrest Metals Inc. (TSXV: SIL) (OTCQX: SVCMF) ("SilverCrest" or the "Company") is pleased to announce additional Phase II drill results for the Las Chispas Property (the "Property") located in Sonora, Mexico. Step out drilling of the Babicanora Vein continues to intersect high-grade mineralization with an increase in the reported high-grade footprint from 1,000 to 1,300 metres along strike length (see attached Figures). There are 19 known epithermal veins on the Property, nine of which have been drilled, consisting of the Babicanora, Babicanora Footwall, Las Chispas, Giovanni, La Blanquita, William Tell, Varela, Granaditas and Amethyst veins. SilverCrest has intersected high-grade silver-gold mineralization in each of the nine veins drilled to date. Five to six of these veins will be included in the upcoming maiden resource estimate to be announced in Q1 2018.

N. Eric Fier, CPG, P.Eng and CEO, remarked, "Our drilling on the Babicanora Vein continues to expand the high-grade precious metal mineralization along a drill-tested strike length of 1.3 kilometres. The southeast extension of the Babicanora Vein, known as "Area 51" after the discovery hole, appears to be expanding in height to over 200 metres and remains open along strike and to depth. Area 51 has multiple bonanza grade intercepts within its near-surface high-grade footprint. We are only weeks away from finishing our final drill holes for incorporation into the anticipated Las Chispas maiden resource estimate."

The most significant result for this release was returned from Hole BA17-63, which intersected 3.5 metres (true width) grading 41.05 grams per tonne ("gpt") gold and 1,074.5 gpt silver, or 4,153 gpt silver equivalent ("AgEq", based on 75 (Ag):1 (Au) and 100% metallurgical recovery). Also noteworthy is Hole BA18-65 at 3.8 metres grading 12.13 gpt gold and 1,411.6 gpt silver, or 2,321 gpt AgEq and Hole BA17-52 at 2.7 metres grading 7.20 gpt gold and 593.9 gpt silver, or 1,134 gpt AgEq. The following table summarizes the most significant drill intercepts (uncut, undiluted) for this release:

Hole No.	From(m)	To(m)	DrillIntercept(m)	Est. True Width (m)	Augpt	Aggpt	AgEq* gpt
BA17-52	340.4	343.9	3.5	2.7	7.20	593.9	1,134
incl.	341.9	342.8	0.9	0.7	24.60	2,150.0	3,995
BA17-53	363.8	366.7	2.9	2.2	3.15	378.9	615
incl.	365.8	366.7	0.9	0.7	5.25	632.0	1,026
BA17-56	306.4	309.3	2.9	2.1	0.49	190.1	227
BA17-58	340.7	345.7	5.0	3.3	1.96	176.3	323
incl.	340.7	341.8	1.1	0.8	3.92	436.0	730
incl.	344.8	345.7	0.9	0.7	2.94	369.0	590
BA17-59	371.5	373.4	1.9	1.3	1.04	156.5	235
BA17-61	322.0	326.2	4.2	3.0	1.09	173.9	256
BA17-63	468.7	473.3	4.5	3.5	41.05	1,074.5	4,153
incl.	468.7	471.3	2.5	1.9	72.50	1,800.0	7,238
BA18-64	380.0	383.0	3.0	2.6	2.21	273.3	439
incl.	381.0	382.0	1.0	0.8	6.48	801.0	1,287
BA18-65	382.6	387.6	5.0	3.9	12.13	1,411.6	2,321
incl.	384.1	385.7	1.6	1.2	27.73	2,718.4	4,798
incl.	386.2	387.6	1.4	1.0	8.73	887.0	1,542

Note: all numbers are rounded.

*AgEq based on 75 (Ag):1 (Au) and 100% metallurgical recovery.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

Drill holes BA17-55, 57, 60, and 62 intercepted anomalous mineralization, but are below the Company's 150 gpt AgEq cutoff. Hole BA17-54 was drilled in the footwall of the Babicanora Vein and deviated, missing its intended target. Drill success rate for the Babicanora Vein to date is over 70% hits in the high-grade footprint.

Holes BA17-52, 53, 63, 64 and 65 intercepted bonanza grades consisting of argentite, electrum, native silver and visible gold.

Area 51's high-grade footprint (Babicanora Vein southeast extension) now measures approximately 400 metres long by an average 200 metres high by 2.7 metres in average true width (see attached Figures). Fourteen (14) drill holes have pierced the Area 51 high-grade footprint with an uncut, undiluted weighted average grade of 12.79 gpt Au and 1,084.4 gpt Ag, or 2,044 gpt AgEq. Eleven (11) of the fourteen (14) drill holes intercepted bonanza grades greater than 1,000 gpt AgEq. This target is open to the southeast and to depth.

The Babicanora Vein high-grade footprint, including Area 51, now measures approximately 1,300 metres long by an average 160 metres high by 3.0 metres in average true width. Forty eight (48) drill holes have pierced the high-grade footprint in the vein with an uncut, undiluted weighted average grade of 5.89 gpt gold and 480.9 gpt silver, or 923 gpt AgEq. Further drilling is ongoing with 6 to 8 more step out holes to be incorporated into the upcoming maiden resource.

The Company anticipates concluding its expanded Phase II program by early February 2018, with final results to be incorporated into the maiden resource estimate to be announced in Q1 2018. The program will transition into the Company's Phase III exploration program for 2018, which will include continued step-out and infill drilling at the Babicanora Vein, underground drilling on the Las Chispas and Giovanni veins and initial drilling on several other veins in the district. Approximately 10,000 to 15,000 metres of drilling are planned for H1 2018 utilizing 6 to 7 surface and underground drills.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS
This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration, rehabilitation and drilling programs of the Las Chispas Property, including preparation of an initial resource estimate; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng
Chief Executive Officer
SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.
Contact:Fred Cooper, Investor Relations
Telephone:+1 (604) 694-1730
Fax:+1 (604) 357-1313
Toll Free:1-866-691-1730 (Canada & USA)
Email:info@silvercrestmetals.com
Website:www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.

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